

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via E-mail</u>
Michael J. Campbell
Senior Vice President and Chief Financial Officer
Inergy L.P. and Inergy Midstream, L.P.
Two Brush Creek Boulevard. Suite 200
Kansas City, Missouri 64112

      Re: Inergy L.P.
               Form 10-K for the Fiscal Year Ended September 30, 2012
               Filed November 21, 2012
               File No. 001-34664
               Inergy Midstream, L.P.
               Form 10-K for the Fiscal Year Ended September 30, 2012
               Filed November 21, 2012
               File No. 001-35377

Dear Mr. Campbell:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Thompson   for

                        Mara L. Ransom
                        Assistant Director